February 26, 2020

Mr. Larry Spirgel

Chief

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Miso Robotics, Inc.
Amendment No. 1 to Offering Statement on Form 1-A
Filed February 6, 2020
File No. 024-11112

Dear Mr. Spirgel,

We acknowledge receipt of comments in your letter of February 13, 2020 regarding the Offering Statement of Miso Robotics, Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 1 to Offering Statement on Form 1-A

General

1.	In response to prior comment 12, you revised disclosure on page 4 to state that there have been "over 10 billion media impressions" of Flippy since 2016. Please revise to clarify the source from which you obtained this statistic and clarify how the unique visitors per month metric was used to arrive at this statistic.

The Company has amended its disclosures to remove the specific figures regarding media impressions as the calculation, while representing management’s best estimate, is imprecise.

2.	We note your pre-money valuation of $80 million appearing on your offering page on SeedInvest.com. Tell us how this valuation is consistent with your most recent financial statements.

The pre-money valuation identified on the offering page on SeedInvest.com is based on the issued and committed shares of the Company, which are identified in the “Dilution” section of the offering circular. This valuation is not based on the financial results of the Company.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Miso Robotics, Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: Buck Jordan

Chief Executive Officer

Miso Robotics, Inc.

561 East Green Street

Pasadena, CA 91101